

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

September 4, 2015

<u>Via E-mail</u>
Mr. Michael R. Cole
Chief Financial Officer
Universal Forest Products, Inc.
2801 East Beltline NE
Grand Rapids, MI 49525

> **Re: Universal Forest Products, Inc.**
> **Form 10-K**
> **Filed February 25, 2015**
> **File No. 0-22684**

Dear Mr. Cole:

We have reviewed your response dated August 27, 2015, and have the following comment.

Please respond to this letter within ten business days by providing the requested information, or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

<u>Form 10-Q for the period ended June 27, 2015</u>

<u>G. Segment Reporting, page 11</u>

1. We have read your response to comment 1 in our letter dated August 4, 2015. Please consider providing clarifying information included in your response in your future disclosures. We note, for example, the penultimate paragraph of your response appears to contain relevant and pertinent information necessary for an enhanced understanding of the change in management/organizational structure.

You may contact Jenn Do at (202) 551-3743 or me at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant
Office of Manufacturing and
Construction